Rixon Technology

Profit and Loss by Month

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021
Income							
Sales	2,792.00	2,792.00	2,792.00	2,792.00	2,792.00	2,792.00	8,792.00
Service/Fee Income	14,852.50		18,400.00		33,800.00		16,354.00
Total Income	**$17,644.50**	**$2,792.00**	**$21,192.00**	**$2,792.00**	**$36,592.00**	**$2,792.00**	**$25,146.00**
Cost of Goods Sold							
4500 Cost of Goods Sold	781.70	965.59	725.24	1,104.58	931.06	850.21	789.94
4501 Maintenance Labor COGS							
Cost of labor - COS	1,920.00	2,398.13	1,920.00	1,920.00			1,920.00
Total Cost of Goods Sold	**$2,701.70**	**$3,363.72**	**$2,645.24**	**$3,024.58**	**$931.06**	**$850.21**	**$2,709.94**
GROSS PROFIT	**$14,942.80**	**$ -571.72**	**$18,546.76**	**$ -232.58**	**$35,660.94**	**$1,941.79**	**$22,436.06**
Expenses							
5001 Payroll Expenses	67.48	67.48	90.33	67.48	80.33	67.48	67.48
5002 Salaries & Wages							1,184.62
5003 Taxes							124.93
5004 Subcontractor		90.00	70.00		3,180.00	1,340.00	
Total 5001 Payroll Expenses	**67.48**	**157.48**	**160.33**	**67.48**	**3,260.33**	**1,407.48**	**1,377.03**
6001 Advertising and Promotion	425.00	125.00	325.87	300.00	2,710.13	3,000.00	5,543.00
6002 Bank Service Charges	15.00		15.00		30.00		30.00
6006 Meals & Entertn							
6007 Meals - Travel							
6009 Office Expense		490.37			161.69	495.40	169.05
6010 Legal & Professional	442.00		600.00	170.00			900.00
6011 License & Permits				250.00			
6013 Professional Fees	33.48	1,269.76	821.43	589.68	185.53	618.01	1,248.41
6015 Shipping & Postage				113.00			
6016 Software and Subscriptions	272.84	281.27	200.90	282.33	258.13	247.72	488.45
6100 Travel Expense							
6102 Train and Cab Fare							
Total 6100 Travel Expense							
6202 Telecom	37.85	37.85	37.85	38.10	38.10	58.10	57.96
6300 Insurance Expenses						4,131.00	
7002 Taxes Paid		629.00	1,364.00				
QuickBooks Payments Fees	10.00	10.00	10.00	20.00			10.00
Total Expenses	**$1,303.65**	**$3,000.73**	**$3,535.38**	**$1,830.59**	**$6,643.91**	**$9,957.71**	**$9,823.90**
NET OPERATING INCOME	**$13,639.15**	**$ -3,572.45**	**$15,011.38**	**$ -2,063.17**	**$29,017.03**	**$ -8,015.92**	**$12,612.16**
NET INCOME	**$13,639.15**	**$ -3,572.45**	**$15,011.38**	**$ -2,063.17**	**$29,017.03**	**$ -8,015.92**	**$12,612.16**

Rixon Technology

Profit and Loss by Month
January - December 2021

	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Income						
Sales	8,792.00	8,792.00	8,792.00	8,792.00	8,792.00	$69,504.00
Service/Fee Income	3,140.40	3,939.60	4,669.20	8,779.20	3,170.40	$107,105.30
Total Income	**$11,932.40**	**$12,731.60**	**$13,461.20**	**$17,571.20**	**$11,962.40**	**$176,609.30**
Cost of Goods Sold						
4500 Cost of Goods Sold	892.21	936.27	1,043.44	927.22	893.34	$10,840.80
4501 Maintenance Labor COGS					2,031.50	$2,031.50
Cost of labor - COS					-10,078.13	$0.00
Total Cost of Goods Sold	**$892.21**	**$936.27**	**$1,043.44**	**$927.22**	**$ -7,153.29**	**$12,872.30**
GROSS PROFIT	**$11,040.19**	**$11,795.33**	**$12,417.76**	**$16,643.98**	**$19,115.69**	**$163,737.00**
Expenses						
5001 Payroll Expenses	106.03	67.48	80.33	67.48	80.33	$909.71
5002 Salaries & Wages	3,020.60	3,020.60	4,530.90	3,020.60	1,303.73	$16,081.05
5003 Taxes	323.60	323.61	482.43	298.11	257.62	$1,810.30
5004 Subcontractor				291.12	-8,347.20	$ -3,376.08
Total 5001 Payroll Expenses	**3,450.23**	**3,411.69**	**5,093.66**	**3,677.31**	**-6,705.52**	**$15,424.98**
6001 Advertising and Promotion	5,463.99	6,956.31	6,191.92	4,173.00	201.00	$35,415.22
6002 Bank Service Charges		8.00	27.33	5.81	8.18	$139.32
6006 Meals & Entertn		28.33	218.39	36.86		$283.58
6007 Meals - Travel			78.65			$78.65
6009 Office Expense	3,102.63	625.30	297.16	559.57	107.79	$6,008.96
6010 Legal & Professional	582.50	250.00	599.00		3,250.00	$6,793.50
6011 License & Permits						$250.00
6013 Professional Fees	393.25	1,979.50	1,932.31	2,789.77	1,994.70	$13,855.83
6015 Shipping & Postage		7.38	113.00			$233.38
6016 Software and Subscriptions	556.04	1,071.28	678.77	546.54	874.16	$5,758.43
6100 Travel Expense		350.81	52.77			$403.58
6102 Train and Cab Fare			689.48			$689.48
Total 6100 Travel Expense		**350.81**	**742.25**			**$1,093.06**
6202 Telecom	37.96	37.96	37.71	37.71	37.71	$494.86
6300 Insurance Expenses						$4,131.00
7002 Taxes Paid				20.00		$2,013.00
QuickBooks Payments Fees						$60.00
Total Expenses	**$13,586.60**	**$14,726.56**	**$16,010.15**	**$11,846.57**	**$ -231.98**	**$92,033.77**
NET OPERATING INCOME	**$ -2,546.41**	**$ -2,931.23**	**$ -3,592.39**	**$4,797.41**	**$19,347.67**	**$71,703.23**
NET INCOME	**$ -2,546.41**	**$ -2,931.23**	**$ -3,592.39**	**$4,797.41**	**$19,347.67**	**$71,703.23**

Rixon Technology

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 Operating Accounting	83,164.85
Total Bank Accounts	**$83,164.85**
Accounts Receivable	
Accounts Receivable (A/R)	7,250.40
Total Accounts Receivable	**$7,250.40**
Other Current Assets	
Development Labor COGS Accrued	18,110.70
Undeposited Funds	0.00
Total Other Current Assets	**$18,110.70**
Total Current Assets	**$108,525.95**
TOTAL ASSETS	**$108,525.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2000 Chase Cards	-19,166.48
Chase 5432	36,612.96
Chase 5440	-16,255.61
Total 2000 Chase Cards	**1,190.87**
Total Credit Cards	**$1,190.87**
Other Current Liabilities	
Arizona Department of Revenue Payable	2,303.40
Due to Johnson/Murphy	26,838.67
Payroll Clearing	0.00
Texas State Comptroller Payable	1,612.38
Total Other Current Liabilities	**$30,754.45**
Total Current Liabilities	**$31,945.32**
Total Liabilities	**$31,945.32**
Equity	
3101 Shares - Davd Johnson	691.00
3102 Shares - Glenn Hatcher	400.00
Retained Earnings	3,786.40
Net Income	71,703.23
Total Equity	**$76,580.63**
TOTAL LIABILITIES AND EQUITY	**$108,525.95**

Rixon Technology

Statement of Cash Flows

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
OPERATING ACTIVITIES													
Net Income	13,639.15	-3,572.45	15,011.38	-2,063.17	29,017.03	-8,015.92	12,612.16	-2,546.41	-2,931.23	-3,592.39	4,797.41	19,347.67	$71,703.23
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
Accounts Receivable (A/R)	-5,736.25		-3,547.50	4,998.60	-8,438.60	-3,001.40	-514.00	4,775.00	-799.20	6,770.80	-4,110.00	11,468.40	$1,865.85
Development Labor COGS Accrued												-18,110.70	$ -18,110.70
Accounts Payable (A/P)	165.00	-225.00	105.00	-180.00		417.10	-417.10						$ -135.00
2000 Chase Cards	-1,681.77	-3,061.96	-2,206.27	-1,435.96	-2,885.96		-1,158.23	-5,468.63					$ -17,898.78
Chase Cards:Chase 5432	1,567.87	3,478.84	949.69	1,209.66	333.57	-78.22	-89.56	4,785.93	6,154.44	6,248.43	4,597.88	6,144.53	$35,303.06
Chase Cards:Chase 5440	125.00	250.00	600.00	250.00	2,700.00		1,269.06	751.55	-4,726.35	-6,987.09	-4,565.87	-5,921.91	$ -16,255.61
Arizona Department of Revenue Payable		209.40	209.40	209.40	209.40	209.40	209.40	209.40	209.40	209.40	209.40	209.40	$2,303.40
Due to Johnson/Murphy									-3.06				$ -3.06
Payroll Clearing									-1,672.11	1,672.11	0.00	0.00	$0.00
Texas State Comptroller Payable	230.34												$230.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-5,329.81	651.28	-3,889.68	5,051.70	-8,081.59	-2,453.12	-700.43	5,053.25	-836.88	7,913.65	-3,868.59	-6,210.28	$ -12,700.50
Net cash provided by operating activities	$8,309.34	$ -2,921.17	$11,121.70	$2,988.53	$20,935.44	$ -10,469.04	$11,911.73	$2,506.84	$ -3,768.11	$4,321.26	$928.82	$13,137.39	$59,002.73
NET CASH INCREASE FOR PERIOD	$8,309.34	$ -2,921.17	$11,121.70	$2,988.53	$20,935.44	$ -10,469.04	$11,911.73	$2,506.84	$ -3,768.11	$4,321.26	$928.82	$13,137.39	$59,002.73